Contact

www.linkedin.com/in/mark-andrews-iii-1212ba10 (LinkedIn)

Top Skills

Brand Management
Business Planning
Business Strategy

Mark Andrews III

Management
New York, New York, United States

Experience

Savvy Drinks
Chairman
January 2009 - Present (17 years 4 months)

New York Presbyterian Hospital
Life Trustee
September 1988 - Present (37 years 8 months)

Castle Brands Inc.
Chairman of Board
January 2000 - October 2019 (19 years 10 months)

Mast Capital Partners
Managing Partner
October 2010 - January 2014 (3 years 4 months)
Greater New York City Area

American Exploration Company
Chairman and CEO
January 1980 - November 1997 (17 years 11 months)

Founder, Chairman and CEO of publically traded oil and gas company.

Education

Harvard Business School
MBA · (1973 - 1975)

Harvard University
BA, Economics · (1968 - 1972)